SE 18005828

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SEC Mail Processing Section
FEB 28 2018
Washington DC
408

ANNUAL AUDITED REPORT FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8-65857

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Lights Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17605 Wright St
(No. and Street)

Omaha	NE	68130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Applegarth (402) 896-7043
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, M. Daniel Applegarth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Lights Distributors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Nebraska – General Notary
KELLY A SHULTZ
My Commission Expires
November 29, 2021

Signature

Treasurer/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Northern Lights Distributors, LLC

(A Wholly Owned Subsidiary of
NorthStar Financial Services Group, LLC)

(SEC I.D. No. 8-65857)

Statement of Financial Condition
as of December 31, 2017 and Report of Independent
Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Members and Managers
Northern Lights Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northern Lights Distributors, LLC as of December 31, 2017 and the related notes (referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Northern Lights Distributors, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Northern Lights Distributors, LLC's management. Our responsibility is to express an opinion on Northern Lights Distributors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northern Lights Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as Northern Lights Distributors, LLC's auditor since 2016.
Chicago, Illinois
February 16, 2018

NORTHERN LIGHTS DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NorthStar Financial Services Group, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS	
CASH	$ 1,863,725
ACCOUNTS RECEIVABLE — Net of allowance for doubtful accounts of $0	5,587,305
RECEIVABLES FROM AFFILIATES	85,486
PROPERTY AND EQUIPMENT AT COST — Net of accumulated depreciation and amortization of $25,184	19,947
OTHER ASSETS	53,600
TOTAL	$ 7,610,063
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued liabilities	$ 264,876
Commissions payable	5,598,127
Due to affiliates	219,937
Total liabilities	6,082,940
COMMITMENTS AND CONTINGENCIES (See Note 4)	
MEMBER'S EQUITY	1,527,123
TOTAL	$ 7,610,063

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Northern Lights Distributors, LLC ("NLD" or the "Company") is a Nebraska limited liability company providing mutual fund distribution services to investment companies and mutual funds and annuity products to the general public. NLD is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is exempt (under paragraph (k)(2)(i)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

The Company is a wholly owned subsidiary of NorthStar Financial Services Group, LLC ("NorthStar" or "Parent") and a second-tier subsidiary of NorthStar Topco, LLC ("Northstar Topco").

Basis of Accounting — The Company maintains its accounting records and prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates — The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Accordingly, actual results could differ from those estimates.

Cash — Cash consists of amounts on deposit with banks. At times, cash may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing through major financial institutions.

Accounts Receivable — The Company evaluates the collectability of receivables throughout the year and establishes an allowance for bad debts for accounts or portions thereof that become past due greater than 90 days. The balances aged greater than 90 days are fully reserved as bad debt and charged to operations.

Fixed Assets — Fixed assets are recorded at cost. Depreciation and amortization are computed using straight-line and accelerated methods over the following ranges of estimated useful lives:

Computer equipment	3–7 years
Telephone equipment	5 years
Furniture and fixtures	5–7 years

Income Taxes — The Company, as a wholly owned subsidiary of NorthStar, is a disregarded entity for income tax purposes under the provisions of the Internal Revenue Code. Accordingly, income from the Company is reported and respective income taxes are paid by the members of the Parent,

and, as a result, no provision for federal income taxes is provided as it relates to the Company's taxable income.

Also, no provision has been made for any amounts which may be advanced or paid as draws to the members of the Parent to assist them in paying their income taxes on income of the Company.

2. NET CAPITAL REQUIREMENTS

NLD is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,285,790 which was $880,261 in excess of its required net capital of $405,529. The Company's net capital to required net capital ratio was 3.17 to 1, and the Company's aggregate indebtedness to net capital was 4.73 to 1. The Company intends to pay distributions to its Parent during 2018, subject to applicable regulatory requirements and approvals.

3. TRANSACTIONS WITH AFFILIATES

NorthStar provides management services for a number of subsidiaries. NorthStar allocates direct expenses to the subsidiaries, and then based on a formal agreement allocates any remaining expenses to each subsidiary based primarily on the number of employees of each.

In the ordinary course of business, NLD may advance funds for the payment of expenses or carry balances for services rendered to NorthStar and NorthStar's wholly owned subsidiaries, CLS Investments, LLC ("CLS"), Gemini Alternative Funds, LLC ("GAF"), Gemini Fund Services, LLC ("GFS"), Gemini Hedge Fund Services, LLC ("GHFS"), Northern Lights Compliance Services, LLC ("NLC"), Blu Giant, LLC ("Blu"), Orion Advisor Services, LLC ("OAS"), and Constellation Trust Company ("CTC"). At December 31, 2017, the amount receivable from CLS, GFS, and NLC was $85,486, which is included in receivable from affiliates on the statement of financial condition. The amount payable to NorthStar, OAS, and Blu was $219,937, which is included in due to affiliates on the statement of financial condition.

Transactions with related parties are not necessarily indicative of dealings which would have occurred had the parties not been related.

4. COMMITMENTS AND CONTINGENCIES

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements. Therefore, NLD had no commitments or contingencies as of December 31, 2017.

5. SUBSEQUENT EVENTS

The subsequent events for the Company have been evaluated by management through February 16, 2018, the date financial statements were issued. It was determined that there were no subsequent events to recognize in the financial statements.

* * * * * *